SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                           Financial Media Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   31762W 10 2
                                 (CUSIP Number)

                                 Scott Henricks
                                       and
                            Smart Energy Group, Inc.
                          23120 Alicia Pkwy, Suite 200
                             Mission Viejo CA 92692
                                 (949) 597-2160
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 15th, 2005
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Smart Energy Group, Inc. and Scott Henricks
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]

Mr. Henricks is sole shareholder of Smart Energy Group, Inc.

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

           WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION      Nevada

-------------------------------------------------------------------------------

 NUMBER OF      7    SOLE VOTING POWER

 SHARES              3,000,000
                --------------------------------------------------------------
 BENEFICIALLY   8    SHARED VOTING POWER

 OWNED BY
                --------------------------------------------------------------
 EACH           9    SOLE DISPOSITIVE POWER

 REPORTING           3,000,000
                --------------------------------------------------------------
 PERSON         10   SHARED DISPOSITIVE POWER

 WITH
 -----------------------------------------------------------------------------


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   3,000,000
-------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     68.0%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*     CO  and  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, $.001 par value (the Issuer Common Stock), of Financial Media Group, Inc. a Nevada corporation (the Issuer). The principal executive offices of the Issuer are located at 2355 Main Street, Irvine, California 92614.


ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D is filed on behalf of Smart Energy Group, Inc. ("SEG") (the Reporting Entity), as the direct beneficial owner of shares of Issuer Common Stock, and by Scott Henricks ("Principal Shareholder") by virtue of his ownership of the capital stock of the Reporting Entity. Certain information concerning the Principal Shareholder of the Reporting Entity is set forth on Schedule 1 attached hereto and incorporated herein by reference. The Reporting Entity's only executive officer and director is Mr. Scott Henricks.

(b) The Reporting Entity is a corporation, organized under the laws of the State of Nevada. The Reporting Entity's business address is 23120 Alicia Pkwy, suite 200 Mission Viejo CA 92692. Principal Shareholder is an individual residing in California. Principal Shareholder's business address is 23120 Alicia Pkwy, suite 200 Mission Viejo CA 92692.

(c) The Reporting Entity is engaged in the business of investments/venture capital. Principal Shareholder is an individual engaged in investment activities. The principal occupations of the Principal Shareholder of the Reporting Entity are set forth on Schedule 1 hereto and incorporated herein by reference.

(d) During the last five years, neither the Reporting Entity nor the Principal Shareholder or to the best of their knowledge, any person named in Schedule 1 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Reporting Entity, nor Principal Shareholder or to the best of their knowledge, any person named in Schedule 1 hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Entity is a corporation formed under the laws of the State of Nevada. The Principal Shareholder is a citizen of the United States of America. The citizenship of the Principal Shareholder of the Reporting Entity is set forth on Schedule 1 hereto and incorporated herein by reference.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to securities Purchase Agreement dated August 15th 2005, SEG acquired 3,000,000 shares of the Issuer's Common Stock; all of the funds used to make such purchase was provided from the working capital of the Reporting Entity.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Entity acquired the shares of Issuer Common Stock in order to have a substantial interest in Issuer.

Except as disclosed in this Item 4, the Reporting Entity does not have any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Entity expects to evaluate the Issuer's financial condition, business operations and prospects, the market price of the Issuer Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors on an ongoing basis. Accordingly, the Reporting Entity reserves the right to change its plans and intentions at any time, as its Principal Shareholder deem appropriate. In particular, the Reporting Entity may, subject to the restrictions contained in the securities laws, acquire additional shares of the Issuer Common Stock or securities convertible or exchangeable for the Issuer Common Stock in public or private transactions, dispose of shares of the Issuer Common Stock or other securities in public or private transactions, and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its position in the Issuer Common Stock or other securities. Any such transactions may be effected at any time and from time to time.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Entity is the direct beneficial owner of 3,000,000 shares of Issuer Common Stock, which shares constitute 68.0% of the total class. As the Principal Shareholder of the Reporting Entity he may be deemed to share indirect beneficial ownership of the 3,000,000 Shares of Issuer Common Stock directly beneficially owned by the Reporting Entity, which shares constitute 68.0% of the total class.

Except as set forth in this Item 5(a), none of the persons named in Schedule 1 hereto owns beneficially any shares of Issuer Common Stock.

(b) The Reporting Entity has the direct power to vote and direct the disposition of the 3,000,000 shares of Issuer Common Stock beneficially owned by it. By virtue of the relationships described in Item 2 and in paragraph (a) of this
Item 5, the Principal Shareholder may be deemed to share the indirect power to vote and direct the disposition of the 3,000,000 shares of Issuer Common Stock beneficially owned by the Reporting Entity.

(c) Other than as described in Item 3, no transactions in the Issuer Common Stock were effected during the past sixty (60) days by the Reporting Entity, or Principal Shareholder to the best of their knowledge, any person listed in
Schedule 1 hereto.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Neither the Reporting Entity, Principal Shareholder or to the best of their knowledge, any person listed on Schedule 1 hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.



Exhibit 1    Securities Purchase Agreement dated August 15, 2004.

Exhibit 2    Agreement re: Joint Filing of Schedule 13D.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 3, 2005                   Smart Energy Group, Inc.
                                         a Nevada corporation


                                        By: /s/ Scott Henricks
                                            -----------------------------------
                                                Scott Henricks
                                                President





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: October 3, 2005                   By: /s/ Scott Henricks
                                            -----------------------------------
                                                 Scott Henricks
                                                 an individual

                                   SCHEDULE 1

                            SMART ENERGY GROUP, INC.



 NAME, BUSINESS ADDRESS                     PRINCIPAL
  AND CITIZENSHIP                           OCCUPATION         BUSINESS EMPLOYER
  ----------------------------              ----------         -----------------
Scott Henricks                              Investor                 N/A
Smart Energy Group, Inc.
23120 Alicia Pkwy, Suite 200
Mission Viejo CA  92692
Mr. Henricks is a U.S. Citizen. Smart Energy Group, Inc. is Incorporated in the state of Nevada.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            ------------

Exhibit 1    Security Purchase Agreement dated August 15, 2004.

Exhibit 2    Agreement re: Joint Filing of Schedule 13D.

                              Giant Jr. Investments
                          Securities Purchase Agreement

                                 August 15, 2005

                              GIANT JR. INVESTMENTS

                          SECURITIES PURCHASE AGREEMENT



      THIS SECURITIES PURCHASE AGREEMENT (the "Agreement") is made and entered into as of August 15, 2005, by and between GIANT JR. INVESTMENTS, a Nevada corporation (the "Company"), and Smart Energy Group, Inc., a Nevada corporation, (the "Purchaser").


                                    RECITALS

      WHEREAS, the Company has authorized the issuance and sale of Three Million (3,000,000) shares of its common stock, par value of $0.001 per share (the "Common Stock"); and

      WHEREAS, the Company desires to issue and sell such shares to Purchaser on the terms and conditions set forth herein; and

      WHEREAS, Purchaser desires to purchase such shares on the terms and conditions set forth herein.

                                    AGREEMENT

      NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.    Agreement to Sell and Purchase.

      1.1 Sale and Purchase of Shares. Subject to the terms and conditions set forth herein, upon execution of this Agreement and receipt of the consideration set forth in Section 1.2 hereof, the Company hereby agrees to issue and sell to Purchaser at the Closing (as defined in Section 2.1 hereof) 3,000,000 shares of its Common Stock (the "Shares") for $300,000.00.

      1.2 Issuance and Sale of Shares. Purchaser shall pay the sum of Three Hundred Thousand Dollars ($300,000) for the Shares as follows:

            (a)   $150,000 on or before August 19, 2005, and
            (b)   $150,000 on or before August 26, 2005.

      Upon receipt of the foregoing consideration, the Shares will be delivered to Purchaser and shall be validly issued, fully paid and non-assessable.

2.    Closing, Delivery and Payment

      2.1 Closing. The closing of the sale and purchase of the Shares under this Agreement (the "Closing") shall take place on or before August 19, 2005, at 12:00 PM, at the offices of William B. Barnett, Esq., 16633 Ventura Boulevard, Suite 1401, Encino, California 91436, or at such other time or place as the parties may mutually agree (such date is hereinafter referred to as the "Closing Date").

      2.2 Delivery. At the Closing, subject to the terms and conditions hereof, (i) the Company will deliver to Purchaser a stock certificate(s) representing the Shares and (ii) Purchaser shall have delivered to the Company payment of the purchase price of Three Hundred Thousand Dollars ($300,000) for the Shares by cashiers check or wire transfer.

3. Representations And Warranties Of The Company. The Company hereby represents and warrants to Purchaser the following:

      3.1 Organization, Good Standing, and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. The Company has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement, to issue and sell the Shares, and to carry out the provisions of this Agreement and to carry on its business as presently conducted and as presently proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities or its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

      3.2 Subsidiaries. Upon the Closing, the Company will not own or control any equity security or other interest of any other corporation, limited partnership or other business entity. In addition, the Company is not a participant in any joint venture, partnership or similar arrangement.

      3.3   Capitalization; Voting Rights.

            (a) The authorized capital stock of the Company, immediately prior to the Closing, consists of (i) Three Hundred Million (3,000,000) shares of Common Stock, 1,394,529 shares of which are issued and outstanding.

            (b) There are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), preferred or other stock, stock purchase agreements, subscription agreements, convertible debt instruments, contracts or any other instruments or securities of any kind which can be converted into or exercised to obtain or which otherwise provide for the grant, sale or issuance of any shares of capital stock of the Company or other securities of the Company, and there are no proxy or stockholder agreements.

            (c) All issued and outstanding shares of the Company's Common Stock (i) have been duly authorized and validly issued, and are fully paid and nonassessable, and (ii) were issued in compliance with all applicable state and federal laws concerning the issuance of securities.

            (d) The Company has no stock plan, stock purchase plan, stock option or other agreement or understanding between the Company and any holder of any equity securities or rights to purchase equity securities provides for acceleration or other changes in the vesting provisions or other terms of such agreement or understanding as the result of any merger, consolidated sale of stock or assets, change in control or any other transaction(s) by the Company, including the transactions contemplated in this Agreement.

      3.4 Authorization; Binding Obligations. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization of this Agreement, the performance of all obligations of the Company hereunder at the Closing and the authorization, sale, issuance and delivery of the Shares pursuant hereto has been taken. This Agreement, when executed and delivered, will be a valid and binding obligation of the Company enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and
            (b) general principles of equity that restrict the availability of equitable remedies. The sale of the Shares is not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with.

      3.5   Financial Statements. The Company has made available to Purchaser
            (i) its audited consolidated balance sheet as of August 31, 2004 and unaudited consolidated statements of income and cash flows for the nine months ending May 31, 2005, and (ii) its unaudited consolidated balance sheet as of May 31, 2005 (the "Statement Date") and unaudited consolidated statements of income and cash flows for the nine-month period ending on May 31, 2005, (collectively, the "Financial Statements"). The Financial Statements, together with the notes thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, except as disclosed therein, and present fairly the financial condition and position of the Company as of the Statement Date; provided, however, that the unaudited financial statements are subject to normal recurring year-end audit adjustments (which are not expected to be material), and do not contain all footnotes required under generally accepted accounting principles.

      3.6 Liabilities. The Company and its subsidiaries have no liabilities and the Company is not aware of any contingent liabilities of the Company or any of its subsidiaries, which are not disclosed in the

            Financial Statements, other than liabilities such as the cost of telephone and rent incurred in the ordinary course of business since the Statement Date.

      3.7   Agreements; Action.

            (a) Except as set forth on Schedule 3.7 hereto, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, affiliates or any affiliate thereof.

            (b) Except as set forth on Schedule 3.7 hereto, there are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Company is a party or, to the knowledge of the Company by which it is bound

            (c) Except as set forth on Schedule 3.7 hereto, the Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or any other liabilities, (iii) made any loans or advances to any person, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights.

      3.8 Changes. Since the Statement Date, there has not been, to the knowledge of the Company:

            (a) Any change in the assets, liabilities, financial condition, prospects or operations of the Company from that reflected in the Financial Statements other than changes in liabilities such as the cost of telephone and rent incurred in the ordinary course of business since the Statement Date;

            (b) Any resignation or termination of any officer, key employee or group of employees of the Company; and the Company has no knowledge of the impending resignation or termination of employment of any such officer, key employee or group of employees;

            (c) Any change in the contingent obligations of the Company by way of guaranty, endorsement, indemnity, warranty or otherwise;

            (d) Any damage, destruction or loss, whether or not covered by insurance, adversely affecting the properties, business or prospects or financial condition of the Company;

            (e) Any sale, assignment or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets of the Company; or

            (f) Any change in any agreement to which the Company is a party or by which it is bound which adversely affects the business, assets, liabilities, financial condition, operations or prospects of the Company.

      3.9 Compliance With Other Instruments. To the best of its knowledge the Company is not in violation or default of any term of its Certificate of Incorporation or Bylaws, or of any provision of any mortgage, indenture, contract, agreement, instrument or contract to which it is party or by which it is bound or of any judgment, decree, order, or writ. The execution, delivery, and performance of and compliance with this Agreement and the issuance and sale of the Shares pursuant hereto will not, with or without the passage of time or giving of notice, result in any such material violation, or be in conflict with or constitute a default under any such term, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company or the suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties.

      3.10 Litigation. To the best of its knowledge, there is no action, suit, proceeding or investigation pending or, to the knowledge of the Company, currently threatened against the Company. The foregoing includes, without limitation, actions pending or, to the knowledge of the Company, threatened or any basis therefor known by the Company involving the prior employment of any of the Company's employees, their use in connection with the Company's business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

      3.11 Offering Valid. Assuming the accuracy of the representations and warranties of Purchaser contained in Section 4.2 hereof, the offer, sale and issuance of the Shares will be exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws. Neither the Company nor any agent on its behalf has solicited or will solicit any offers to sell or has offered to sell or will offer to sell all or any part of the Shares to any person or persons so as to bring the sale of such Shares by the Company within the registration provisions of the Securities Act or any state securities laws.

4. Representations And Warranties Of The Purchaser. Purchaser hereby represents and warrants to the Company as follows:

      4.1 Requisite Power And Authority. Purchaser has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and to carry out the provisions hereof and thereof. All action on Purchaser's part necessary for the authorization, execution and delivery of this Agreement have been taken. Upon Purchaser's execution and delivery, this Agreement will be valid and binding obligations of Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and
            (b) as limited by general principles of equity that restrict the availability of equitable remedies.

      4.2 Investment Representations. Purchaser understands that the Shares have not been registered under the Securities Act. Purchaser also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Purchaser's representations contained in the Agreement. Purchaser hereby represents and warrants as follows:

            (a) Purchaser Bears Economic Risk. Purchaser has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that Purchaser is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect Purchaser's own interests. Purchaser must bear the economic risk of this investment indefinitely unless and until the Shares are registered pursuant to the Securities Act, or an exemption from registration is available.

            (b) Acquisition For Own Account. Purchaser is acquiring the Shares for Purchaser's own account for investment only, and not with a view towards their distribution.

            (c) Purchaser Can Protect Its Interest. Purchaser represents that by reason of Purchaser's business or financial experience, Purchaser has the capacity to protect Purchaser's own interests in connection with the transactions contemplated in this Agreement. Further, Purchaser is aware of no publication of any advertisement in connection with the transactions contemplated in the Agreement.

            (d) Accredited Investor. Purchaser represents that Purchaser is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

            (e) Company Information. Purchaser has received and read the Financial Statements and has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Purchaser has also had the opportunity to ask questions of and receive answers from, the Company and its management regarding the terms and conditions of this investment.

            (f) Rule 144. Purchaser acknowledges and agrees that the Shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Purchaser has been advised or is aware of the provisions of Rule 144 promulgated under the Securities Act as in effect from time to time, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things: the availability of certain current public information about the Company, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding specified limitations.

5. Closing Conditions and Deliveries. The obligations of Purchaser to purchase the Shares and of the Company to sell the Shares shall be subject to the following:

      5.1 Representations And Warranties True; Performance of Obligations. The representations and warranties made by the Company in Section 3 hereof shall be true and correct as of the Closing Date, and the Company shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing.

      5.2 Stock Certificates. The stock certificates representing the Shares shall have been delivered to the Purchaser.

      5.3 No Litigation. Prior to the Closing, the President shall certify that there is no pending litigation against the Company or, to the best of his knowledge, no litigation threatened against the Company.

      5.4 Termination Date. The purchase of the Shares shall be completed by August 26, 2005, unless extended by mutual written agreement of the parties hereto.

      5.5 Representations and Warranties True. The representations and warranties made by Purchaser in Section 4 shall be true and correct at the date of the Closing, and the Purchaser shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing.

6.    Miscellaneous.

      6.1 Governing Law. This Agreement shall be governed by, construed in accordance with, and enforced under, the laws of the state of California, without regard to the principles of conflicts of law of such state.

      6.2 Survival. The representations, warranties, covenants and agreements made herein shall survive for six (6) months from the date of Closing. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of the Company pursuant hereto in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Company hereunder solely as of the date of such certificate or instrument.

      6.3 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto and shall inure to the benefit of and be enforceable by each person who shall be a holder of the Shares from time to time.

      6.4 Entire Agreement. This Agreement, the exhibits and schedules hereto, and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

      6.5 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

      6.6   Amendment and Waiver.

            (a) This Agreement may be amended or modified only upon the written consent of both parties.

            (b) The obligations of the Company and the rights of the holders of the Shares under the Agreement may be waived only with the written consent of Purchaser.

      6.7 Publicity. All press releases, announcements or other publicity pertaining to the transactions contemplated hereby must be approved by Purchaser and the Company prior to release, provided that such approvals may not be unreasonably withheld.

      6.8 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on any Purchaser's part of any breach, default or noncompliance under this Agreement or any waiver on such party's part of any provisions or conditions of the Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

      6.9 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, or two (2) business days after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company or Purchaser at the address as set forth on the signature page hereof, or at such other address as the Company or Purchaser may designate by ten (10) days advance written notice to the other party hereto.

      6.10 Expenses. Purchaser shall pay all costs and expenses incurred by it with respect to the negotiation, execution, delivery and performance of the Agreement.

      6.11 Attorneys' Fees. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

      6.12 Titles and Subtitles. The titles of the sections and subsections of the Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

      6.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

      6.14 Confidentiality. Each party hereto agrees that, except with the prior written consent of the other party, it shall at all times keep confidential and not divulge, furnish or make accessible to anyone any confidential information, knowledge or data concerning or relating to the business or financial affairs of the other parties to which such party has been or shall become privy by reason of this Agreement, discussions or negotiations relating to this Agreement, the performance of its obligations hereunder or the ownership of the Shares purchased hereunder. The provisions of this Section 6.14 shall be in addition to, and not in substitution for, the provisions of any separate nondisclosure agreement executed by the parties hereto.

      6.15 Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

      6.16 Further Assurances. At any time and from time to time after the Closing Date, each party will execute such additional instruments and take such actions as may be reasonably requested by the other party to carry out the intent and purposes of this Agreement.


                      [SIGNATURE PAGE FOLLOWS ON NEXT PAGE]

                [SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]


      IN WITNESS WHEREOF, the parties hereto have executed this SECURITIES PURCHASE AGREEMENT as of the date set forth in the first paragraph hereof.


"COMPANY"                            GIANT JR. INVESTMENTS
                                     a Nevada corporation


                                     By: /s/ Javan Khazali
                                        ----------------------------------
                                     Name:    Javan Khazali
                                     Title:   President
                                     Address: 2575 McCabe Way
                                                 Irvine, CA 92614

"PURCHASER"                          SMART ENERGY GROUP, INC.


                                     By: /s/ Scott Hendricks
                                        ----------------------------------
                                     Name:    Scott Henricks
                                     Title:   President
                                     Address: 23120 Alicia Pkwy, Suite 200
                                              Mission Viejo, CA 92692

                                    EXHIBIT 2

                         AGREEMENT DATED October 3, 2005

                        RE: JOINT FILING OF SCHEDULE 13D



The undersigned agree that

(i) each of them is individually eligible to use the Schedule 13D attached hereto;

(ii) the attached Schedule 13D is filed on behalf of each of them; and

(iii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning himself or itself; but none of them is responsible for the completeness or accuracy of the information concerning other persons making the filing, unless he or it knows or has reason to believe that such information is inaccurate.





Dated: October 3, 2005                   Smart Energy Group, Inc.
                                         a Nevada corporation


                                        By: /s/ Scott Henricks
                                            -----------------------------------
                                                Scott Henricks
                                                President







                                        By:/s/ Scott Henricks
                                           ------------------------------------
                                                Scott Henricks
                                                an individual